Exhibit 99.1

Triton International Announces Pricing of Public Offering of Series F Preference Shares

HAMILTON, Bermuda—(BUSINESS WIRE)—January 30, 2025 — Triton International Limited (the “Company” or “Triton”) today announced the pricing of an underwritten offering of 6,000,000 of the Company’s 7.625% Series F Cumulative Redeemable Perpetual Preference Shares with a liquidation preference of $25.00 per share (the “Series F Preference Shares”) for gross proceeds of $150,000,000.

The Company intends to use the net proceeds from the offering for general corporate purposes, including the purchase of containers, payment of dividends and repayment or repurchase of outstanding indebtedness. The offering is expected to close on February 6, 2025, subject to customary closing conditions. The Company intends to list the Series F Preference Shares on the New York Stock Exchange within 30 days of the original issue date under the symbol “TRTN PRF.”

Morgan Stanley & Co. LLC, BofA Securities, Inc., RBC Capital Markets, LLC, UBS Investment Bank and Wells Fargo Securities, LLC are acting as joint book-running managers for the offering. Brookfield Securities LLC, Citizens JMP Securities, LLC and Fifth Third Securities, Inc. are acting as co-managers. The offering is made pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”). The offering is being made only by means of a prospectus supplement and a related prospectus, copies of which may be obtained on the SEC’s website at www.sec.gov or by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, New York, New York 10014, or by telephone at (866) 718-1649, or by email at prospectus@morganstanley.com; BofA Securities, Inc., Attn: Prospectus Department, 200 North College Street, 3rd Floor NC1-004-03-43, Charlotte, North Carolina, 28255-0001, or by telephone at (800) 294-1322, or by email at dg.prospectus_requests@baml.com; RBC Capital Markets, LLC, Attn: Syndicate Operations, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, or by telephone at (866) 375-6829, or by email at rbcnyfixedincomeprospectus @rbccm.com; UBS Investment Bank, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by telephone at (833) 481-0269; Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, or by telephone at (800) 645-3751, or by email at wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws any such state or jurisdiction.

Important Cautionary Information Regarding Forward-Looking Statements

Certain statements in this release, other than purely historical information, including statements about the offering and the intended use of proceeds therefrom, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that include the words “expect,” “intend,” “plan,” “seek,” “believe,” “project,” “predict,” “anticipate,” “potential,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.

These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following: decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; our customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing our off-hire containers; our dependence on a limited number of customers for a substantial portion of revenues; customer defaults; decreases in the selling prices of used containers; extensive competition in the container leasing industry; risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts; decreases in demand for international trade; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to the impact of trade wars, duties and tariffs; disruption to our operations from failures of, or attacks on, our information technology systems; disruption to our operations as a result of natural disasters or public health crises; compliance with laws and regulations globally; risks related to the acquisition of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer; the availability and cost of capital; restrictions imposed by the terms of our debt agreements; the achievement of our capital structure plans and related timing; changes in tax laws in Bermuda, the United States and other countries and other risks and uncertainties, including those listed under the caption “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC on February 29, 2024, our most recent Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024 and our preliminary prospectus supplement and accompanying prospectus related to the public offering filed with the SEC on January 30, 2025.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on Triton or its business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

About Triton International Limited

Triton International Limited is the world’s largest lessor of intermodal freight containers. With a container fleet of approximately 7 million twenty-foot equivalent units (“TEU”), Triton’s global operations include acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis.

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Jeremy Glick

VP, Treasurer

Tel: +1 (914) 697-2900

Email: jglick@trtn.com

Source: Triton International Limited